[redacted]CHANGE COMMISSION
ı, D.C. 20549

10028379

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Inf
Pursuant t
Dealers
ange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 13801

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MBSC Securities Corporation

SEC
Mail Processing
Section
MAR 0 2 2010
Washington, DC
105

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity III
(Area Code – Telephone No.)
212-922-7892

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York,	New York	10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gary Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MBSC Securities Corporation as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Signature

Title: Chief Financial Officer

Marta R Krasilovsky
Notary Public

[illegible]
Notary Public [illegible] New York
[illegible]
[illegible] County
Certificate Filed in New York County
Commission Expires August 31, 2013

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 or a statement concerning exemption.
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 or a statement that none is required.
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(l)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(m)	An Oath or Affirmation
X	(n)	A Copy of the SIPC Supplemental Report
	(o)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(p)	Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

MBSC SECURITIES CORPORATION AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

MBSC SECURITIES CORPORATION AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
MBSC Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of MBSC Securities Corporation and Subsidiaries ("the Company") (an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation) as of December 31, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of MBSC Securities Corporation and Subsidiaries as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2010

MBSC Securities Corporation and Subsidiaries
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2009

(In thousands)

Assets

Cash and cash equivalents – note 1(f)	$	144,942
Trading securities at fair value – notes 1(g) and 6		444
Secured demand note – note 3		80,000
Receivables:		
From related investment companies and affiliates		41,845
Other		6,514
Total receivables		48,359
Fixed assets, at cost, less accumulated depreciation and amortization – note 4		4,252
Deferred sales commissions – note 5		1,904
Other assets		6,872
Total assets	$	286,773

Liabilities and Stockholder's Equity

Liabilities:		
Investment in leveraged leases – note 8	$	2,220
Interest payable – note 3		1,636
Due to related affiliates		25,417
Accounts payable and accrued expenses		39,032
Total liabilities		68,305
Liabilities subordinated to the claims of general creditors – note 3		80,000
Stockholder's equity		
Common stock, no par value. Authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		334,961
Accumulated deficit		(196,493)
Total stockholder's equity		138,468
Total liabilities and stockholder's equity	$	286,773

See accompanying notes to consolidated statement of financial condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

MBSC Securities Corporation ("the Company"), a registered broker-dealer and a registered investment adviser, is a wholly owned subsidiary of The Dreyfus Corporation ("the Corporation"), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"). The Company provides various investment product related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Asset Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations;

Sales of private placements including hedge funds.

Introducing brokerage services are cleared primarily through an affiliate, Pershing LLC, on a fully disclosed basis. The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers.

The consolidated financial statement of financial condition include the accounts of the Company and its wholly owned subsidiaries, Fixed Income and Cash AM Service Company LLC ("FICAMS") and in the results of operations only, Founders Asset Management LLC ("Founders"). All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Reorganizations

Fixed income and Cash AM Service Company LLC

Effective January 1, 2009, as part of a plan by BNY Mellon to streamline its organizational structure and to provide for efficiency in the operation of certain direct and indirect subsidiaries, the Corporation has caused the Company to form FICAMS. In connection with such plan, the Corporation contributed $5 million in capital to be used by the Company as an initial capital contribution to FICAMS. FICAMS is the support organization for Fixed Income

Cash and Currency, excluding Alcentra, Pareto and Mellon Pension Services. In addition, FICAMS provides operational and IT support and is reimbursed for all costs incurred.

Dissolution of Founders Asset Management LLC

BNY Mellon has been engaged in a process of restructuring and consolidating its mutual fund business to take advantage of the Corporation's organization's deep mutual fund tradition, expertise and infrastructure, and to realize cost savings for fund shareholders. As part of this process, the Corporation replaced Founders as the manager of the Founders-managed mutual funds on September 1, 2009. As a result, Founders has discontinued its business. On September 2, 2009, Founders filed Form ADV-W with the Securities and Exchange Commission to withdraw its registration as an investment adviser under the Advisers Act, and has wound down its affairs. Effective December 1, 2009, Founders was dissolved to eliminate the cost and administrative burden of maintaining Founders as an inactive subsidiary of the Company.

(c) ***Preparation of Financial Statements***

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) Fair Value Measurement

Fair value is defined under Financial Accounting Standards Board (FASB) *Accounting Standards Codification (ASC), Topic 820, Fair Value Measurements and Disclosures*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market date.
Level 3 inputs	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(e) Financial Instruments

FASB ASC 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximate their carrying value.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments, this recorded value approximates fair value.

(In thousands)

Cash and cash equivalents consisted of the following at December 31, 2009:

Cash	$	380
Investments in JP Morgan Money Market funds		89,945
Time deposits at The Bank of New York Mellon*		54,617
Total Cash and Cash Equivalents	$	144,942

* An affiliate of the Company

(g) Trading Securities

Trading securities, consisting of equity securities at December 31, 2009, are carried at fair value based on exchange and brokers quoted market prices and are classified within Level 1 of the fair value hierarchy.

(h) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain states including New Jersey. Income taxes are calculated using the pro-rata method, and the amount of current tax expense or benefit calculated is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company. The Company accounts for income taxes in accordance with FASB ASC, Topic 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely than-not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(i) Restricted Stock

Certain employees of the Company participate in BNY Mellon's Long Term Incentive Plan. Under the terms of this incentive plan, the awards paid may be in the form of BNY Mellon Restricted Stock. Restricted stock awards are issued at fair market value at the date of grant

(In thousands)

and cliff vest 100% over three years from the date of grant. The total cost of issuance is recognized as prepaid compensation (included in "Other assets") and offset by a credit to additional paid in capital within stockholder's equity.

(2) Summarized Financial Information of FICAMS

The consolidated statement of financial condition as of December 31, 2009 reflects $5,104 of net assets attributable to the Company's subsidiary as well as certain elimination and reclassification adjustments which are not reflected in the Company's audited statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

(3) Subordinated Debt/Secured Demand Note

Liabilities subordinated to the claims of general creditors were $80,000 at December 31, 2009. Such liabilities bear interest at 8% and are scheduled to mature on February 28, 2010. Interest on the subordinated debt is payable on a quarterly basis.

These liabilities were incurred following the contribution of a secured demand note from BNY Mellon, N.A. during 2009. The secured demand note is collateralized with marketable securities having a fair market value of $93,478. BNY Mellon, N.A. is the beneficial owner of the collateral, but they are registered in the Company's name.

The subordinated borrowings are covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Company has no plan of renewing or extending the maturity of the subordinated debt agreement.

(4) Fixed Assets

The major classifications of fixed assets and their estimated useful lives at December 31, 2009 are as follows:

Furniture, fixtures and equipment (5-10 years)	$	1,367
Leasehold improvements		5,143
		6,510
Less accumulated depreciation and amortization		(2,258)
Fixed assets, net	$	4,252

(In thousands)

(5) Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. These funds offer Class A shares, which are sold with a sales charge imposed at the time of purchase. Class B and C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class B and C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan adopted in accordance with Rule 12b-l under the Investment Company Act of 1940 (Rule 12b-l Plan). Sales commissions paid to third party intermediaries by the Company are capitalized and amortized to operations over the investment-aging period of each Class (six years for Class B shares and one year for Class C shares). This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class B and C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-l Plan. The funds' Rule 12b-l Plan is subject to annual review by the funds' respective Boards.

The following is the change in deferred sales commissions for the year-ended December 31, 2009:

Balance at beginning of year	$	681
B and C Share commissions		4,931
Amortization expense		(3,495)
Redemption write-offs		(213)
Balance at end of year	$	1,904

(6) Financial Instruments

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, are as follows:

	Assets at fair value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Cash equivalents-money market funds	$ 89,945	—	—	89,945
Trading securites at fair value	444	—	—	444
Total	$ 90,389	—	—	90,389

(In thousands)

(7) Employees' Benefit Plans and Share Based Compensation Payments

The Mellon Bank Retirement Plan covers the employees of the Company. Employees' payroll deductions into the Mellon 401(k) Retirement Savings Plan are matched by BNY Mellon's contribution of common stock, at the rate of $1.00 on the dollar, up to 6% of the employees' eligible pay.

Restricted Stock of BNY Mellon is issued to the Company's employees in connection with BNY Mellon's Long-Term Profit Incentive Plan (2004), as well as performance-based awards made to key employees at the discretion of the Compensation Committee of the Board of Directors of BNY Mellon. BNY Mellon grants employees of the Company deferred share awards, which provide the right to receive common shares of BNY Mellon at specified future dates.

(8) Leveraged Leases

The Company is the lessor in several leveraged lease agreements entered into during 1996 and 1997 under which railroad cars and jet aircrafts were leased for periods between 16.5 and 25 years. The Company has net future rentals of $117,440 for leases maturing from 2010 through 2021. The Company's net income from leveraged lease transactions for the year-ended December 31, 2009 was not material to the Company's financial results.

(9) Federal, State and Local Income Taxes

In accordance with FASB ASC 740, *Income Taxes*, the tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets:		
Leveraged leases	$	4,205
Deferred compensation		661
Total gross deferred tax assets		4,866
Valuation Allowance		-
Deferred tax liabilities:		
Depreciation and amortization of fixed assets		4,176
Deferred sales commissions		680
Other		10
Total gross deferred tax liabilities		4,866
Net deferred tax asset	$	—

(In thousands)

The Company determined that it was not required to establish a valuation allowance for deferred tax assets, since it is likely that the deferred tax assets will be realized through utilization of the Company's operations to reduce consolidated Federal and combined state and local income tax expense as a result of the Company's tax sharing arrangement with BNY Mellon.

(10) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $144,262, which was $144,012 in excess of the required net capital. The Company's proforma net capital assuming the retirement or expiration of the subordinated debt agreement would have amounted to $64,262 at December 31, 2009.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(11) Litigation

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the consolidated financial position and results of operations of the Company.

(12) Subsequent Events

The Company evaluated subsequent events through February 25, 2010, the date at which the statement of financial condition was available to be issued, and determined that there are no items to disclose.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
MBSC Securities Corporation:

In planning and performing our audit of the consolidated statement of financial condition of MBSC Securities Corporation and Subsidiaries (the Company)(an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010